August 4, 2016

VIA EDGAR AND FEDEX

Ms. Era Anagnosti

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Simmons First National Corporation

Registration Statement on Form S-4

Filed July 8, 2016

File No. 333-212453

Dear Ms. Anagnosti:

This letter sets forth the response of Simmons First National Corporation (the “Company”) to the comments contained in the letter to the Company, dated July 28, 2016, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Registration Statement on Form S-4 (File No. 333-212453) (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in bold/italicized text below. We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement (the “Amendment”). Where the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page numbers in our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

General

1.	Please provide the disclosure required by Items 17(b)(3), (4), (5) and (8) of Form S-4.

Response:

The Company respectfully advises the Staff that neither CNBI nor Citizens Bank is a public reporting company under the Securities Exchange Act of 1934, as amended, and the sale will not result in any of conditions specified under Item 3-05(b)(2) of Regulation S-X to exceed 20%.

As a result of these factors, Telephone Interpretation I.H.2 in the July 2001 supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretation”) eliminates the need to respond to Regulation S-K Items 301, 302, 303, 304(b) and 305, thus eliminating the need to respond to Items 17(b)(3), (4), (5), (6) and (7) of Form S-4. The only item of Regulation S-K of which disclosure is required by Item 17(b) that is not covered by this Telephone Interpretation is Item 307 (Form S-4, Item 17(b)(8)).

Securities and Exchange Commission

Division of Corporation Finance

August 4, 2016

However, as a private, non-reporting company, CNBI is not required to maintain disclosure controls and procedures, so Item 307 is not applicable.

The Telephone Interpretation specifically provides:

“Question 2

Q:          What target “financial information” can be omitted under Item 17(b)(7)(ii) to Form S-4?

A:          Revised Item 17(b)(7)(ii) to Form S-4 states that no financial information (including pro forma and comparative per share information) is required for a non-reporting target when the target is significant to the acquiror at or below the 20% level and the registrant’s security holders are not voting on the transaction. In these circumstances, the staff will not object to the omission of pro forma and comparative per share information as well as financial and related information of the target stipulated under Regulation S-K Items 301, 302, 303, 304(b), and 305, and comparable items of Regulation S-B.

Registrants should remember to include the insignificant non-reporting target in measuring the aggregate impact of individually insignificant business acquisitions under Rule 3-05(b)(2)(i) of Regulation S-X (or Item 310(c)(3)(iii) of Regulation S-B).”

The CNBI Annual Meeting

Shares Held by Officers and Directors, page 30

Security Ownership of Certain Beneficial Owners and Management of CNBI, page 92

2.	You disclose on page 30 that of the 148,730.766 shares of CNBI common stock entitled to vote, CNBI’s directors and officers beneficially own 70,450.138 shares, or 51.30%, of CNBI’s voting stock. However, on page 92, you disclose that directors and officers collectively own 82,450.138 shares, or 55.435%, of CNBI’s voting stock. Please explain the discrepancy and revise as necessary.

Response:

As of the CNBI record date, the directors and executive officers of CNBI will be entitled to vote, in the aggregate, approximately 70,450.221 shares of CNBI common stock, representing approximately 47.37% of the shares of CNBI common stock outstanding on that date, or 148,730.766. In response to the Staff’s comment, the Company has revised pages 10, 30, and 54 of the Amendment. The directors and executive officers of CNBI beneficially own, including shares that may be acquired within 60 days of the date of the beneficial ownership table set forth on page 94 of the Amendment, 82,450.221 shares of CNBI common stock, representing 51.30% of the shares of CNBI common stock outstanding after accounting for the exercise of certain options, or 160,730.766. The Company respectfully advises the Staff that the difference between the number of shares the CNBI directors and officers are entitled to vote and the number of shares beneficially owned by such directors and officers is due to options to purchase 12,000 shares of CNBI common stock (the “Options”) that certain directors and officers are expected to exercise on or before the closing of the sale. The Options will not be exercised prior to the record date for the CNBI shareholder meeting, and, as a result, the shares of CNBI common stock underlying the Options will not be included in the total shares of CNBI common stock outstanding or the percentage ownership of the CNBI directors and officers for purposes of voting at the CNBI shareholder meeting. For purposes of the beneficial ownership disclosure in the table on page 94 of the Amendment, the shares of CNBI common stock underlying the Options are and will be included in the total shares of CNBI common stock outstanding and the percentage ownership of the CNBI directors and officers.

Securities and Exchange Commission

Division of Corporation Finance

August 4, 2016

3.	You disclose that “many” of the directors and officers of CNBI have executed support agreements pursuant to which they agreed to vote their shares in favor of the merger. Please identify the directors and officers who have executed these support agreements, as well as the collective equity ownership percentage of the shares held by them, and file the support agreement as an exhibit to the registration statement. To the extent that the directors and officers who have entered into these support agreements hold more than 50% of the outstanding voting stock of CNBI, please provide a risk factor that explains that, absent the board of director’s withdrawal of its recommendation, the sale and dissolution of CNBI will be approved, regardless of the votes of the company’s other shareholders.

Response:

In response to the Staff’s comment, the Company has revised pages 30 and 54-55 and added the requested risk factor to page 22 of the Amendment.

In response to the Staff’s request to file the support agreement as an exhibit to the Amendment, the Company respectfully submits that the support agreements are not deemed to be a material contract under Item 601(b)(10) for purposes of this Form S-4. Specifically, Item 601(b)(10) of Regulation S-K is not applicable to a Form S-4 if an election has been made under Form S-4 to provide information in the Form S-4 at a level prescribed by Form S-3. Footnote 1 to the exhibit table set forth in Item 601(a) of Regulation S-K states that an exhibit need not be provided about a company if (1) an election has been made under Form S-4 to provide information about the company at a level prescribed by Form S-3 and (2) Form S-3 would not require the company to provide such exhibit if it were registering a primary offering. An election has been made under Form S-4 to provide information in the Form S-4 about the Company at a level prescribed by Form S-3, and Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-3 registration statement. As a result, we have not filed any support agreements, or form of support agreement, as exhibits to the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

August 4, 2016

Simmons’ Reason for the Sale

Interests of CNBI’s and Citizens Bank’s Directors and Executive Officers in the Sale, page 53

Employment Relationships, page 53

4.	We note your disclosure that the current executive officers of Citizens Bank will be employed by Simmons after the merger, and that certain executive officers, including Messrs. Jack B. Allen and Frank R. Parker, may enter into non-competition/non-solicitation agreements with Simmons. With respect to the Bank’s executive officers, please disclose the material terms of these arrangements, including the terms of employment, as well as of the retention bonus agreements. Please file as exhibits to the registration statement copies of these agreements or otherwise tell us why you would not be required to do so.

Response:

The disclosure under “Interests of CNBI’s and Citizens Bank’s Directors and Executive Officers in the Sale” has been amended to reflect that no retention bonus agreements will be entered into with officers or employees of CNBI or Citizens Bank and that only Messrs. Allen and Parker will enter into non-competition/non-solicitation agreements with Simmons. The Company respectfully advises the Staff that the Company does not intend to file these non-competition/non-solicitation agreements as neither Messrs. Allen nor Parker will be an executive officer of Simmons, and the execution of these agreements is a standard requirement for all Simmons’ employees and these agreements are not material to the Company. Further, as noted in our response to Comment 3, Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-4 if an election has been made under Form S-4 to provide information in the Form S-4 at a level prescribed by Form S-3.

Additionally, the Company has revised pages 10 and 53 of the Amendment to state the amount of payments under the Change in Control Compensation Agreements with the officers of CNBI and Citizens Bank, including Messrs. Allen and Parker.

5.	With respect to the change in control payments discussed in the second paragraph, please disclose the amount of the change in control payments to be received by each executive officer individually.

Response:

In response to the Staff’s comment, the Company has revised pages 10 and 53 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

August 4, 2016

The Dissolution, page 60

6.	Your disclosure indicates that the CNBI shareholders would be entitled to dissenters’ rights with respect to the proposed merger. This requires, among other things, that a dissenting shareholder vote against the merger in order to exercise their dissenting rights. In the first risk factor on page 19 you also disclose that the Stock Consideration and the Cash Consideration will be paid directly to CNBI, and not to CNBI shareholders whom would be entitled to receive the merger consideration as adjusted at the time of dissolution only. In light of this disclosure, please expand your disclosure to clarify the application of dissenters’ rights in connection with the merger transaction. In addition, given the provisions of TBCA Section 48-23-102(a)(3), it appears that CNBI shareholders would separately possess dissenters’ rights relating to the dissolution. Please revise the disclosure to clarify the application of TBCA Section 48-23-102(a)(3) regarding dissenters’ rights with respect to the dissolution, that are distinct from, and in addition to, those afforded to shareholders with respect to the proposed merger. Please ensure that your discussion addresses the scenario of the dissolution not being approved by the shareholders. Please refer to Items 3(j) and 18(a)(3) of Form S-4 for guidance.

Response:

In response to the Staff’s comment regarding the risk factor on page 19, the Company has revised pages 19 and 55 of the Amendment. The Company respectfully advises the Staff that the Company does not interpret TBCA Section 48-23-102(a)(3) to separately provide CNBI shareholders with dissenters’ rights relating to the dissolution.

TBCA Section 48-23-102(a)(3) provides shareholders dissenters’ rights upon a sale of all, or substantially all, of the property of a corporation not in the ordinary course of business, but does not provide shareholders separate dissenters’ right in connection with the dissolution for the reasons below.

The TCBA provides dissenters’ rights upon the:

Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange if the sale or exchange is submitted to a vote at a shareholders' meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the sale or exchange if the sale or exchange had been submitted to a vote at a shareholders' meeting, including a sale of all, or substantially all, of the property of the corporation in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

Securities and Exchange Commission

Division of Corporation Finance

August 4, 2016

The underlined language above does not apply to the dissolution, because in the dissolution, CNBI will not be selling all of its property; it will be distributing all of its property (which will consist solely of cash and shares of Simmons common stock) to its shareholders. Moreover, even if the distribution could be interpreted as a sale, the distribution will be conducted pursuant to a plan of dissolution with all or substantially all of the net proceeds of the sale being distributed to the shareholders within one year after the date of sale. Thus, even under this interpretation, the dissolution falls within the exception in the last clause of TBCA Section 48-23-102 (a)(3).

The Stock Purchase Agreement, page 62

Representations and Warranties, page 62

7.	We note your disclosure stating that: (i) the “representations, warranties and covenants…are solely for the benefit of [the parties thereto]…;” (ii) “[y]ou should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Simmons, CNBI, Citizens Bank or any of their respective subsidiaries or affiliates;” and (iii) the “information concerning the subject matter of the representations, warranties and covenants may change after the date of the stock purchase agreement, which subsequent information may or may not be fully reflected in public disclosure by Simmons.” Please revise your disclosure to remove implications that the merger agreement and related summary do not constitute public disclosure under the federal securities laws. Please also clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required under federal securities laws. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005) for guidance.

Response:

In response to the Staff’s comment, the Company has revised pages 63-64 of the Amendment.

The Stock Purchase Agreement

Conditions to Consummate the Sale, page 71

Securities and Exchange Commission

Division of Corporation Finance

August 4, 2016

8.	You disclose here and elsewhere in the proxy statement/prospectus that one of the conditions precedent to Simmons’ obligation to consummate the merger transaction is for CNBI and the Bank not to breach two asset quality metrics (the “Metrics”) that are described on page A-45 of the stock purchase agreement. Please revise your disclosure to quantify the Metrics and discuss the likelihood of such an event occurring along with information quantifying how CNBI and Bank currently measure against the Metrics.

Response:

In response to the Staff’s comment, the Company has revised pages 11-12 and 73 of the Amendment.

Material United States Federal Income Tax Consequences of the Sale and Dissolution, page 75

9.	We note that you have filed a short-form tax opinion as Exhibit 8.1. Please revise your prospectus disclosure to state that the disclosure in this section is the opinion of counsel, naming counsel. Please also remove the statement in the last paragraph on page 76 that the summary of the material federal income tax consequences “is for general information only....” Please refer to Section III.D.2 of Staff Legal Bulletin No. 19 for guidance.

Response:

Appropriate disclosure responsive to the Staff’s comments has been included under “Material United States Federal Income Tax Consequences of the Sale and Dissolution” on pages 76 and 77 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact either (i) Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of the Company at (501) 558-3160 or (ii) Frank M. Conner III (202) 662-5986 or Michael P. Reed (202) 662-5988 of Covington & Burling LLP, counsel to the Company.

Sincerely,

/s/ Patrick A. Burrow
Patrick A. Burrow
Executive Vice President,
General Counsel and Secretary

cc:	Joshua Dilk
Staff Attorney

Frank M. Conner III
Covington & Burling LLP

Michael P. Reed
Covington & Burling LLP